Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS OF

SOLARWINDS, INC.

Pursuant to a resolution duly adopted by the Board of Directors of SolarWinds, Inc., a Delaware corporation (the “Company”), effective October 19, 2015, the Amended and Restated Bylaws were amended to insert Article XI to read as follows:

“ARTICLE XI  - FORUM FOR ADJUDICATION OF DISPUTES

9.1          FORUM FOR ADJUDICATION OF DISPUTES.

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine (each, an “Action”) shall be a state or federal court located within the state of Delaware (a “Chosen Court”), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this bylaw.

9.2          EXTRA-FORUM CLAIMS.

To the fullest extent permitted by law, in the event that (A) any current or former stockholder of the corporation acting as such (“Claiming Party”) initiates, joins or asserts any Action in a court, tribunal or other arbitral or judicial body, in each case other than in a Chosen Court (an “Extra-Forum Claim”), or offers substantial assistance to, or has a direct financial interest in (other than simply in such person’s capacity as a stockholder of the corporation), any Extra-Forum Claim against the corporation and/or any current or former director, officer, employee or agent of the corporation (collectively, an “Aligned Party”), (B) the corporation does not consent in writing to waive applicability of this bylaw to a specified Extra-Forum Claim and (C) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Extra-Forum Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then each Claiming Party shall be obligated jointly and severally to reimburse the corporation and any such Aligned Party the greatest amount permitted by law of all fees, costs and expenses of every kind and description (including but not limited to, all reasonable attorneys’ fees and other litigation expenses) that the parties may incur in connection with such Extra-Forum Claim.”